EXHIBIT 28.28


December 17, 1996

Ms. Julie A. Tyler, MAI
Manager, Real Estate Valuations
USF & G Realty Advisors
100 Light Street, Tenth Floor
Baltimore, MD 21202

RE:      Up-date Appraisal, As of December 1, 1996
         Shadeland Station Retail Center
         SEQ Shadeland Avenue and East 75th Street
         Indianapolis, IN

Dear Ms. Tyler:

As you requested, we have performed the necessary research to provide you with an update of the appraisal of the referenced property. The purpose of this appraisal update is to estimate the market value as of December 1, 1996, of the leased fee estate, subject to the conditions and limitations stated in this report.

The terms of reference of this assignment call for us to up-date and analyze market data with specific respect to the changes which have occurred since the date of the original appraisal. Accordingly, this appraisal up-date incorporates, by reference, the full appraisal document covering the subject property and dated January 6, 1990 and the updates dated November 1, 1991, November 1, 1992, December 1, 1993, December 1, 1994 and December 1, 1995. This appraisal up-date will focus, therefore, only on significant changes in market conditions which have occurred subsequent to the date of the most recent update appraisal.

The attached report is a presentation of our research which concludes that the market value of the leased fee estate, as of December 1, 1996, is:

               NINE MILLION EIGHT HUNDRED NINETY THOUSAND DOLLARS
                                  ($9,890,000).

This represents the as-is value of the subject.

Based on current marketing conditions, it is estimated that the property would require a marketing time of six to nine months.

Analysis of Value Change

The value reported for the subject reflects a upward change of $40,000 since the previous appraisal. The subject exhibits a current vacancy of 12,590 SF/GLA, which is above previous long term levels, but represents a decrease over a year ago. Prospects exist for most of the vacant space, with current deals pending on 4,590 SF/GLA.

Market support to the subject remains good. At the time of the last appraisal, increased competition was seen from new product which had been developed in the immediate area. This new supply has experienced strong support, without negatively affecting the subject. Effective rents in the subject remain high as new deals being negotiated and renewal rates have been favorable. Therefore, good future performance is indicated and absorption of vacant space is forecast to be fairly rapid.

The Marsh/Osco expansion remains in question for yet another year. Osco approval is required for Marsh to go forward and at this time Osco's corporate position does not favor an investment in the Indianapolis market. Current proposals provide for the cost of Osco expansion, fixturization and remodeling to be amortized over a new lease term to overcome this obstacle. While the decision of Osco as to expansion is unknown at this time, this tenant has given notification of their intention to renew their current lease.

While the high effective rents and leasing prospects are positive, an investor would consider the overall risk to the subject with respect to vacancy, rent loss during lease-up of vacancy and capital expenditures in the form of leasing commissions and tenant improvements. As the future prospects for the subject remain good, no change in the capitalization and yield rates applied is indicated. Rather the temporary risk of increased expenditures is accounted for with the application of tenant improvements to all spaces to maintain the appeal of the subject. In addition, a decrease in normative vacancy from 10 percent to 6 percent accounts for the repositioning of the subject following what seemed a transition period. The continued discontinuation of expense stops in combination with the decreased vacancy has an upward effect on value.

This letter must remain attached to the report which follows in order for the value opinion set forth to be considered valid.

Sincerely,




Sabra A. Sullivan
Certified General Appraiser-Indiana (#CG49300206)




Frederick C. Terzo, CRE, MAI, AICP Certified General Appraiser - Indiana (#CG69100042) for Terzo & Bologna, Inc.